Mail Stop 4720

November 9, 2009

Anthony R. Verdi
Chief Financial Officer and Chief Operating Officer
Health Benefits Direct Corporation
150 N. Radnor-Chester Road
Suite B-101
Radnor, Pennsylvania 19087

> **Re: Health Benefits Direct Corporation**
> **Registration Statement on Form S-1**
> **Filed October 28, 2009**
> **File No. 333-162712**

Dear Mr. Verdi:

We have limited our review of the above listed filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed October 28, 2009

1. According to your Registration Fee Table you are registering common stock, Series A Convertible Preferred Stock, warrants to purchase 5,000 shares of common stock, common stock issuable upon the exercise of the warrants and common stock issuable upon the conversion of the Series A Convertible Preferred Stock. The cover page of the prospectus, however, does not indicate that you are registering the common stock underlying the warrants or Series A Convertible Preferred Stock. Please revise your cover page to indicate that you are registering these shares of common stock. Also, please tell us why you are not registering the Units.

*   *   *

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration

of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

           Sincerely,

           Jeffrey P. Riedler
           Assistant Director

cc: James W. McKenzie, Jr., Esq.
   Morgan, Lewis & Bockius LLP
   1701 Market Street
   Philadelphia, Pennsylvania 19103